ORACLE MUTUAL FUND

A SERIES OF THE

ORACLE FAMILY OF FUNDS

LETTER OF INVESTMENT INTENT

September 16, 2010

Oracle Family of Funds

182 Island Blvd., FL

Fox Island, WA 98333

To the Board of Trustees of Oracle Family of Funds:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the Oracle Mutual Fund, a series of the Oracle Family of Funds, in the amount of $100,000 for 1,000 shares at net asset value of $100.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/Laurence I. Balter

    Laurence I. Balter